May 17, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Mail Stop 3720

Attention:	Larry Spirgel, Assistant Director Celeste M. Murphy, Legal Branch Chief John Harrington, Staff Attorney Robert Littlepage, Accountant Branch Chief Kenya Gumbs, Staff Accountant

Re:	UTStarcom Holdings Corp. Registration Statement on Form F-4 Filed May 2, 2011 File No. 333-173828

Ladies and Gentlemen:

        We are submitting this letter on behalf of UTStarcom Holdings Corp., a Cayman Islands company (the "Company"), in response to comments from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") received by letter dated May 9, 2011 (the "Staff Letter") relating to the Company's Registration Statement on Form F-4 submitted to the Staff and filed with the Commission on May 2, 2011 (File No. 333-173828) (the "Prior Registration Statement").

        The Company is concurrently filing Amendment No. 1 to the Prior Registration Statement (the "Revised Registration Statement") for review by the Staff via EDGAR. For the convenience of the Staff, we have enclosed herewith for review by the Staff ten copies of the Revised Registration Statement, ten marked copies of the Revised Registration Statement showing changes from the Prior Registration Statement (the "Marked Revised Registration Statement") and two copies of the exhibits referenced therein. If it would facilitate the Staff's review of the Revised Registration Statement, we would be pleased to provide an electronic copy of the Marked Revised Registration Statement in PDF format.

        The Company has responded to each of the Staff's comments either by revising the Prior Registration Statement as requested by the Staff, providing an explanation if the Company has not so revised the Prior Registration Statement or providing supplemental information as requested by the Staff.

        In this letter, we have recited the comments from the Staff Letter in italicized, bold type and followed each comment with the Company's response. Except as otherwise specifically indicated, page references herein correspond to the page of the Revised Registration Statement.

Proposal No. 4: Advisory Vote on the Frequency of Holding an Advisory Vote on Executive Compensation, page 115

1.
Please revise this disclosure to clearly and prominently explain that if the redomestication proposal is approved and the transaction is completed, you will not be required to conduct (and, if true, do not intend to conduct) any future advisory votes on executive compensation so long as you remain a foreign private issuer not subject to the U.S. federal proxy rules. Clarify that this will be the case regardless of the outcome of this advisory vote. Also revise your proxy statement/prospectus on pages 9 and 120 where you discuss the disclosure requirements applicable to foreign private issuers to note that you will not be subject to the requirements to conduct advisory votes on executive compensation.

        In response to the Staff's comment, the Company has revised the sections entitled "Information About the Annual Meeting and the Proposed Merger—Questions and Answers Relating to the Annual

Meeting—What types of information and reports will UTS Holdings make available to shareholders following the merger?," "Risk Factors and Caution Regarding Forward-Looking Statements—Risks Relating to the Merger and Reorganization—As a foreign private issuer, UTS Holdings will not be required to provide its shareholders with the same information as UTStarcom would if UTStarcom remained a U.S. public issuer and, as a result, you may not receive as much information about UTS Holdings as you did about UTStarcom and you may not be afforded the same level of protection as a shareholder of UTS Holdings under applicable laws and the UTS Holdings memorandum and articles of association as you were as a stockholder of UTStarcom under applicable laws and the UTStarcom certificate of incorporation and bylaws," "Advisory Vote on the Frequency of Holding an Advisory vote on Executive Compensation" and "Approval of the Adoption of the Merger Agreement—Background and Reasons for the Merger" on pages 8, 23, 103 and 107 to 108 of the Revised Registration Statement, respectively, as reflected on pages 8, 23, 103 and 107 to 108 of the Marked Revised Registration Statement, respectively.

Exhibits

2.
Please note that you must file complete, dated versions of the Exhibit 5 and Exhibit 8 opinions prior to effectiveness.

        In response to the Staff's comment, the Company respectfully advises the Staff that the Company will file complete, dated versions of the Exhibit 5 and Exhibit 8 opinions prior to effectiveness.

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Other Matters

        Please direct your questions or comments to me by telephone at my office in Palo Alto, California at (650) 565-3887 or by fax at (650) 493-6811. In my absence, please contact Scott Anthony at (650) 849-3455 or by fax at (650) 493-6811. Thank you for your assistance.

Respectfully submitted,
WILSON SONSINI GOODRICH & ROSATI, Professional Corporation
/s/ CARMEN CHANG Carmen Chang

Enclosures

cc:	Jack Lu, Chief Executive Officer, UTStarcom Holdings Corp. (without enclosures)
Edmond Cheng, Chief Financial Officer, UTStarcom Holdings Corp. (without enclosures)
Scott Anthony, Esq., Wilson Sonsini Goodrich & Rosati, P.C. (without enclosures)